Exhibit 99.80

CONSENT OF ROCHELLE COLLINS

The undersigned hereby consents to (i) the use of and reference to their name; and (ii) the use of the scientific and technical information relating to the Company’s mineral resource estimates and drilling and exploration results that was prepared by, or under the supervision of, or reviewed and approved by, the undersigned; in each case as it appears in the documents filed as exhibits to the Registration Statement on Form 40-F of Torex Resources Inc. (the “Form 40-F”), being filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and any amendments thereto.

Dated: November 5, 2026

By:	/s/ Rochelle Collins
Name: Rochelle Collins, P.Geo.